

March 18, 2011

Via U.S. Mail and Facsimile

Jon D. Walton
Executive Vice President, Human Resources
Chief Legal and Compliance Officer and Corporate Secretary
Allegheny Technologies Incorporated
1000 Six PPG Place
Pittsburgh, Pennsylvania 15222

> **Re:** **Allegheny Technologies Incorporated**
> **Amendment No. 3 to the Registration Statement on Form S-4**
> **Filed February 10, 2011**
> **File No. 333-171426**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-12001**

Dear Mr. Walton:

We have reviewed your response letter dated March 10, 2011 and the above-referenced filings, and have the following comments.

Form 10-K for the fiscal year ended December 31, 2010

Legal Proceedings, page 14

1. We note your response to our prior comment five. Please revise future filings to clarify that there are no pending legal matters that you believe could have a material adverse effect on your operations, as appropriate.

Results of Operations, page 21

2. We note your response to our prior comment eight and the additional information that you provided supplementally. However, our reference to your High Performance Metals segment was just one example of an area where your discussion of your operating results could be improved. We continue to note that you cite several underlying factors that impact not only your High Performance Metals segment but also your other reportable segments such as changes in demand, increased shipments, raw material prices and selling prices. Please revise future filings to quantify the impact of these factors on your revenue and operating profit for each of your segments as well as your consolidated information, where practicable.

You may contact Tricia Armelin, Staff Accountant, at 202-551-3747, or John Hartz, Senior Assistant Chief Accountant, at 202-551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Ronald D. West, Esq. (*via facsimile at* (412) 355-6501)
        K&L Gates LLP

        Mark T. Plichta, Esq. (*via facsimile at* (414) 297-4900)
        Foley & Lardner